                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 4)*

                                Hoenig Group Inc.
                                -----------------
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
                     --------------------------------------
                         (Title of Class of Securities)

                                   434 396 107
                                 --------------
                                 (CUSIP Number)

                            Charles I. Weissman, Esq.
                      Swidler Berlin Shereff Friedman, LLP
                              The Chrysler Building
                              405 Lexington Avenue
                            New York, New York 10174

                                 (212) 973-0111
                     --------------------------------------
                     (Name, Address and Telephone Number of
            Person Authorized to Receive Notices and Communications)

                                January 20, 2000
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

         Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 11 Pages)
-------------

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 434 396 107                         SCHEDULE 13D                                  Page 2 of 11 Pages

1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON
                  Qualified Terminable Interest Trust B
                  established under the Last Will and Testament of Ronald H. Hoenig

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                             (a) [ ]
                                                                                                       (b) [ ]
3        SEC USE ONLY

4        SOURCE OF FUNDS*
                  N/A

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
         2(d) or 2(e)                                                                                      [ ]

6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  U.S.A.

                      7       SOLE VOTING POWER
      NUMBER OF                    N/A
       SHARES
    BENEFICIALLY      8       SHARED VOTING POWER
      OWNED BY                     N/A
        EACH
     REPORTING        9       SOLE DISPOSITIVE POWER
       PERSON                      N/A
        WITH
                     10       SHARED DISPOSITIVE POWER
                                   N/A

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  None

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                            [ ]

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  0%

14       TYPE OF REPORTING PERSON*
                  OO


                                       *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 434 396 107                        SCHEDULE 13D                                    Page 3 of 11 Pages

1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON
                  Kathryn L. Hoenig

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                              (a) [ ]
                                                                                                        (b) [ ]
3        SEC USE ONLY

4        SOURCE OF FUNDS*
                  N/A

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
         2(d) or 2(e)                                                                                       [ ]

6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  U.S.A.

                      7       SOLE VOTING POWER
      NUMBER OF                    147,499
       SHARES
    BENEFICIALLY      8       SHARED VOTING POWER
      OWNED BY                     N/A
        EACH
     REPORTING        9       SOLE DISPOSITIVE POWER
       PERSON                      147,499
        WITH
                     10       SHARED DISPOSITIVE POWER
                                   N/A

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  147,499

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                             [ ]

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  1.7%

14       TYPE OF REPORTING PERSON*
                  IN


                                       *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 434 396 107                                    SCHEDULE 13D                        Page 4 of 11 Pages

1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON
                  Laura Hoenig

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                              (a) [ ]
                                                                                                        (b) [ ]
3        SEC USE ONLY

4        SOURCE OF FUNDS*
                  N/A

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
         2(d) or 2(e)                                                                                       [ ]

6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  U.S.A.

                      7       SOLE VOTING POWER
      NUMBER OF                    1,134,788
       SHARES
    BENEFICIALLY      8       SHARED VOTING POWER
      OWNED BY                     N/A
        EACH
     REPORTING        9       SOLE DISPOSITIVE POWER
       PERSON                      1,134,788
        WITH
                     10       SHARED DISPOSITIVE POWER
                                   N/A

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  1,134,788

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                             [ ]

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  13.2%

14       TYPE OF REPORTING PERSON*
                  IN



                                       *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 434 396 107                                    SCHEDULE 13D                         Page 5 of 11 Pages

1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON
                  Susan C. Hoenig

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                               (a) [ ]
                                                                                                         (b) [ ]
3        SEC USE ONLY

4        SOURCE OF FUNDS*
                  N/A

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
         2(d) or 2(e)                                                                                        [ ]

6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  U.S.A.

                      7       SOLE VOTING POWER
      NUMBER OF                    100,000
       SHARES
    BENEFICIALLY      8       SHARED VOTING POWER
      OWNED BY                     N/A
        EACH
     REPORTING        9       SOLE DISPOSITIVE POWER
       PERSON                      100,000
        WITH
                     10       SHARED DISPOSITIVE POWER
                                   N/A

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  100,000

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                              [ ]

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  1.2%

14       TYPE OF REPORTING PERSON*
                  IN


                                       *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 434 396 107                                    SCHEDULE 13D                         Page 6 of 11 Pages

1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON
                  Robert Spiegel

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                               (a) [ ]
                                                                                                         (b) [ ]
3        SEC USE ONLY

4        SOURCE OF FUNDS*
                  N/A

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
         2(d) or 2(e)                                                                                        [ ]

6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  U.S.A.

                      7       SOLE VOTING POWER
      NUMBER OF                    361,718
       SHARES
    BENEFICIALLY      8       SHARED VOTING POWER
      OWNED BY                     N/A
        EACH
     REPORTING        9       SOLE DISPOSITIVE POWER
       PERSON                      361,718
        WITH
                     10       SHARED DISPOSITIVE POWER
                                   N/A

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  361,718

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                              [ ]

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  4.2%

14       TYPE OF REPORTING PERSON*
                  IN


                                       *SEE INSTRUCTIONS BEFORE FILLING OUT!

                         AMENDMENT NO. 4 TO SCHEDULE 13D

                This Amendment No. 4 to the Schedule 13D originally filed by Ronald H. Hoenig ("Mr. Hoenig"), Max H. Levine ("Mr. Levine") and Alan B. Herzog ("Mr. Herzog") with the Securities and Exchange Commission (the "SEC") on November 18, 1991, as previously amended by Amendment No. 1 filed with the SEC on December 19, 1995, Amendment No. 2 filed with the SEC on January 22, 1996 and Amendment No. 3 filed with the SEC on October 18, 1996, relates to the undersigned's beneficial ownership of shares of the common stock, par value $0.01 per share, of Hoenig Group Inc. (the "Common Stock"). This Amendment No. 4 restates, amends and supplements the original Schedule 13D, as amended by Amendment Nos. 1, 2 and 3.

ITEM 2.         IDENTITY AND BACKGROUND.

                Item 2 is hereby amended to add the following:

                (a) On December 14, 1998, the Qualified Terminable Interest Trust B (the "Trust") established under the Last Will and Testament of Ronald H. Hoenig (the "Will") sold 5,000 shares of Common Stock at $7.438 per share in an open market transaction. Pursuant to the terms of the Trust, on January 20, 2000, the Trust distributed all 1,115,788 shares of Common Stock beneficially owned by the Trust directly to Mrs. Laura Hoenig in her individual capacity as a beneficiary without consideration.

                (b) - (c) The address of the Trust is 20 Sherwood Avenue, Greenwich, Connecticut 06831. The address of Ms. Kathryn Hoenig and Mr. Robert Spiegel is c/o Hoenig Group Inc., Reckson Executive Park, 4 International Drive, Rye Brook, New York 10573, and the address of Ms. Susan Hoenig is 15 West 12th Street, New York, New York 10011. The address of Mrs. Laura Hoenig is 20 Sherwood Avenue, Greenwich, Connecticut 06831. Ms. Kathryn Hoenig is the daughter of Mr. Hoenig and is currently employed as the Secretary of the Company, Hoenig & Co., Inc. ("Hoenig") (a wholly-owned subsidiary of the Company) and Axe-Houghton Associates, Inc. ("Axe-Houghton") (a wholly-owned subsidiary of the Company) and as the Vice President, General Counsel and Secretary of the Company. She is also a director of the Company and Axe-Houghton. The principal executive offices of Hoenig and Axe-Houghton are also located at Reckson Executive Park, 4 International Drive, Rye Brook, New York 10573. Mrs. Laura Hoenig was the wife of Mr. Hoenig, and Ms. Susan Hoenig also is the daughter of Mr. Hoenig. Mr. Spiegel is a director of the Company and Axe-Houghton and currently serves on the Board of Directors of Gunther International, Ltd., a Connecticut-based company which develops, markets and services high technology mailing and sorting equipment.

                (d) - (e) During the past five years, none of the reporting persons has been convicted in any criminal proceeding or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                (f) Each of the Trust, Kathryn L. Hoenig, Laura Hoenig, Susan C. Hoenig and Robert Spiegel are citizens of the United States.

ITEM 3.         SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                Item 3 is hereby amended to add the following:

                Pursuant to the terms of the Trust, on January 20, 2000, the Trust distributed all 1,115,788 shares of Common Stock beneficially owned by the Trust directly to Mrs. Laura Hoenig in her individual capacity as a beneficiary without consideration.

ITEM 4.         PURPOSE OF TRANSACTION.

                Item 4 is hereby amended to add the following:

                Pursuant to the terms of the Trust, on January 20, 2000, the Trust distributed all 1,115,788 shares of Common Stock beneficially owned by the Trust directly to Mrs. Laura Hoenig in her individual capacity as a beneficiary without consideration.

                Except as otherwise disclosed herein, the Trust, Kathryn L. Hoenig, Laura Hoenig, Susan C. Hoenig and Robert Spiegel do not have any present plans or proposals which relate to or would result in any of the actions or events described in paragraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.         INTEREST IN SECURITIES OF THE ISSUER.

                Item 5 is hereby amended and restated in its entirety as follows:

                (a) (i) The Trust distributed all 1,115,788 shares of Common Stock to Mrs. Laura Hoenig on January 20, 2000, and therefore does not beneficially own any shares of Common Stock.

                (ii) As of the date hereof, Ms. Kathryn L. Hoenig beneficially owns 147,499 shares of Common Stock which includes the right to acquire 32,499 shares of Common Stock issuable upon exercise of options granted to Ms. K. Hoenig under the Company's various stock option plans which are exercisable by Ms. K. Hoenig within the next 60 days, which in the aggregate represent less than 5% of the outstanding shares of Common Stock (according to the Company's Form 10-Q for the quarter ended September 30, 1999, as of November 10, 1999 there were 8,618,173 shares of Common Stock outstanding). Not included herein for Ms. K. Hoenig are 50,001 shares of Common Stock issuable upon exercise of options granted to Ms. K. Hoenig under the Company's stock option plans, which are not currently exercisable by her.

                (iii) As of the date hereof, Ms. Susan C. Hoenig beneficially owns 100,000 shares of Common Stock, which represent less than 5% of the outstanding shares of Common Stock

(according to the Company's Form 10-Q for the quarter ended September 30, 1999, as of November 10, 1999 there were 8,618,173 shares of Common Stock outstanding).

                (iv) As of the date hereof, Mr. Robert Spiegel beneficially owns 361,718 shares of Common Stock, which represent less than 5% of the outstanding shares of Common Stock (according to the Company's Form 10-Q for the quarter ended September 30, 1999, as of November 10, 1999 there were 8,618,173 shares of Common Stock outstanding). Such shares include 12,000 shares of Common Stock issuable upon exercise of options granted to Mr. Spiegel under the Company's various stock option plans which are exercisable by Mr. Spiegel within the next 60 days. Such shares do not include 10,000 shares of Common Stock issuable upon exercise of options granted to Mr. Spiegel under one of the Company's stock option plans which are not currently exercisable by him.

                (v) As of the date hereof, Mrs. Laura Hoenig beneficially owns 1,134,788 shares of Common Stock, which represent approximately 13.2% of the outstanding shares of Common Stock (according to the Company's Form 10-Q for the quarter ended September 30, 1999, as of November 10, 1999 there were 8,618,173 shares of Common Stock outstanding.). Such 1,134,788 shares do not include 100,000 shares of Common Stock beneficially owned by an adult child of Mrs. Hoenig who shares her home. Mrs. Hoenig disclaims beneficial ownership of such shares.

                (b) Ms. Kathryn L. Hoenig has sole voting and dispositive power with respect to the 147,499 shares beneficially owned by her. Ms. Susan Hoenig has sole voting and dispositive power with respect to the 100,000 shares beneficially owned by her. Mr. Robert Spiegel has sole voting and dispositive power with respect to the 361,718 shares beneficially owned by him. Mrs. Laura Hoenig has sole voting and dispositive power with respect to the 1,134,788 shares beneficially owned by her.

                (c) Other than as set forth herein, none of the reporting persons has made any purchases or sales of securities of the Company during the sixty days preceding the date of this Schedule 13D.

                (d) N/A

                (e) On January 20, 2000, pursuant to the terms of the Trust, the Trust distributed all 1,115,788 shares of Common Stock beneficially owned by the Trust directly to Mrs. Laura Hoenig in her individual capacity as a beneficiary without consideration. As of such date, the Trust, Kathryn L. Hoenig, Susan C. Hoenig and Robert Spiegel ceased to beneficially own the 1,115,788 shares of Common Stock. As a result, each of the Trust, Kathryn L. Hoenig, Susan C. Hoenig and Robert Spiegel ceased to be the beneficial owner of greater than five percent (5%) of the Common Stock and therefore are no longer deemed reporting persons.

ITEM 7.         MATERIALS TO BE FILED AS EXHIBITS.


                Item 7 is hereby amended to add the following:

                2.         Joint Filing Agreement, dated as of February 8, 2000.

                                   SIGNATURES

        After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                   QUALIFIED TERMINABLE INTEREST TRUST B
                                   ESTABLISHED UNDER THE LAST WILL AND
                                   TESTAMENT OF RONALD H. HOENIG


Dated: February 8, 2000            By:       /s/ Kathryn L. Hoenig
                                            ----------------------------------
                                            Kathryn L. Hoenig, Trustee


Dated: February 8, 2000             /s/ Kathryn L. Hoenig
                                   -------------------------------------------
                                   Kathryn L. Hoenig


Dated: February 8, 2000             /s/ Laura Hoenig
                                   -------------------------------------------
                                   Laura Hoenig


Dated: February 8, 2000             /s/ Susan C. Hoenig
                                   -------------------------------------------
                                   Susan C. Hoenig


Dated: February 8, 2000             /s/ Robert Spiegel
                                   -------------------------------------------
                                   Robert Spiegel

                                                                     Exhibit 2


                             JOINT FILING AGREEMENT

        The undersigned agree that Amendment No. 4 to the Schedule 13D, dated February 8, 2000, relating to the Common Stock, par value $.01 per share, of Hoenig Group Inc., shall be filed jointly on behalf of the undersigned.

        This Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which together constitute one and the same instrument.

Dated: February 8, 2000


                                            QUALIFIED TERMINABLE INTEREST TRUST
                                            B ESTABLISHED UNDER THE LAST WILL
                                            AND TESTAMENT OF RONALD H. HOENIG



                                            By:   /s/ Kathryn L. Hoenig
                                                  -----------------------------
                                                  Kathryn L. Hoenig, Trustee


                                            /s/ Kathryn L. Hoenig
                                            -----------------------------------
                                                 Kathryn L. Hoenig


                                            /s/ Laura Hoenig
                                            -----------------------------------
                                            Laura Hoenig


                                            /s/ Susan C. Hoenig
                                            -----------------------------------
                                            Susan C. Hoenig


                                            /s/ Robert Spiegel
                                            -----------------------------------
                                            Robert Spiegel

              [LETTERHEAD OF SWIDLER BERLIN SHEREFF FRIEDMAN, LLP]




(212) 891-9293

                                February 8, 2000


VIA EDGAR
---------

Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C. 20549

                  Re:   Hoenig Group Inc. (the "Company")
                        ---------------------------------

Ladies and Gentlemen:

                  On behalf of the Qualified Terminable Interest Trust B established under the Last Will and Testament of Ronald H. Hoenig, Mrs. Laura Hoenig, Ms. Kathryn L. Hoenig, Ms. Susan C. Hoenig and Mr. Robert Spiegel, we transmit for filing, in accordance with Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules promulgated thereunder, Amendment No. 4 to a statement on Schedule 13D relating to the Company (the "Statement").

                  Copies of the Statement have been sent by certified mail to the Company at its principal executive office and to The Nasdaq Stock Market.

                  If you have any questions concerning the Statement, kindly telephone the undersigned at (212) 891-9293.



                                Very truly yours,


                               /s/ Hanh M. Nguyen


Enclosures
cc:   Hoenig Group Inc.
      The Nasdaq Stock Market





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